Exhibit 4.10

Restricted Shares Plan 2023-2027 Regulation

Approved by the Board of Directors on

December 15, 2022

Contents

1.	Introduction	3
2.	Definitions	3
3.	Purpose of the Restricted Shares Plan	6
4.	Content of the Regulation	6
5.	Plan description	7
6.	Identification of Participants	7
7.	Settlement of the Right to receive Shares	8
8.	Presence Condition Requirement	9
9.	Disposal and availability of the Shares	10
10.	Nature and characteristics of the Shares – Unique Nature of the Grant	10
11.	Costs, expenses and delivery of the Shares	11
12.	Management of the Plan	12
13.	Leaver Provisions	12
14.	Framework governing certain specific situations	14
15.	Claw back provision	16
16.	Miscellaneous	17
17.	Tax treatment	19
18.	Applicable law and court jurisdiction	20
19.	Confidentiality	20
20.	Notifications	21

1. Introduction

This Regulation defines the framework of the Restricted Shares Plan as adopted by the Board of Directors on [•], as a sub-plan of the Long Term Incentive Plan. The Restricted Shares Plan is intended for a restricted number of top managers of Stevanato Group (the “Participants” as defined hereafter).

The Restricted Shares Plan establishes, for the benefit of the Participants, a conditional, free and non-transferable right by inter vivos transaction to receive, to the extent established by the terms and conditions of this Regulation, free Shares in the event, inter alia, the specific Presence Condition set out in Article 8 of this Regulation is satisfied by each Participant.

The participation in the Plan and the allocation of the number of Shares shall be based on criteria that avoid any discrimination on the basis of age, race, sex, sexual orientation, religious belief, nationality, ethnic origin, physical condition or marital status.

The characteristics of the Plan are the same for all the Participants.

2. Definitions

For purposes of this Regulation, and in addition to the other definitions herein contained: (i) the capitalized terms and expressions listed below have the meaning ascribed to each of them; (ii) the terms and expressions defined in the plural are also considered defined in the singular, and vice-versa.

• Actual Number of Shares: means, for each Vesting Period, the Shares that will actually be awarded to each Participant based on this Regulation. The Actual Number of Shares will be determined at the end of each Presence Condition on the satisfaction of the Presence Condition as defined in Article 8 of this Regulation.

• Award: means, for each Vesting Period, the actual award of the Shares to each Participant after verification of the relevant vesting conditions of each Presence Period, all in accordance with the terms and conditions of this Regulation.

• Award Date of Shares: means, for each Vesting Period, the dates on which the actual award of the Shares are delivered to the Participant for each Presence Period.

• Award Letter: means, for each Vesting Period, the letters that the Company will send to each Participant to notify the Actual Number of Shares to be awarded for each installment (if any).

• Board of Directors: means the board of directors of the Company.

• Change of Control: means all applicable cases identified in Article 14 of this Regulation.

• Company: means the listed company Stevanato Group S.p.A. (and / or its Subsidiaries or joint ventures, as the case may be).

• Covered Period: means the covered period as defined in Article 15 of this Regulation.

• Grant: means, for each Vesting Period, the Target Number of Shares to which each Participant is entitled pursuant to this Regulation and the Grant Letter.

• Grant of Rights Date: means, for each Vesting Period, the date of the resolution of the Board of Directors concerning the identification of Participants and the definition of the Target Number of Shares, to be communicated to Participants with the Grant Letter.

• Grant Letter: means, for each Vesting Period, the letter that the Company will send to each Participant to notify him / her of the Right to Receive Shares, including the Target Number of Shares.

• Leaver Provisions: means the leaver provisions as set out in Article 13 of this Regulation.

• Participants: means, for each Vesting Period, individuals who receive the offer to participate in the Restricted Shares Plan to be identified by the Board of Directors among employees of the Company.

• Presence Condition: means, for each Vesting Period, the condition relating to the existence of a Relationship, as set forth under Article 8 of this Regulation.

• Presence Period: means, for each Vesting Period, period differentiated in coherence with the Vesting Schedule and coincides with the period between the Grant of Rights Date and each Installment-Vesting Schedule (I, II and III).

• Relationship: means the employment relationship or any other contract or document governing the relationship between the individual Participant and Stevanato Group. Neither the granting of the Shares nor any term or provision of this Regulation will constitute or be evidence of any understanding, express or implied, on the part of the Company to guarantee the Participant’s continued employment with the Company.

• Regulation: means this Regulation, concerning the definition of criteria, methods and terms for implementing the Restricted Shares Plan.

• Restricted Shares Plan: the incentive Restricted Shares Plan intended for the Participants, governed by this Regulation and the Grant Letter.

• Resulting Entity: means the resulting entity as defined in Article 14.

• Right to Receive Shares: means, for each Vesting Period, the conditional, free and non-transferable right by inter vivos transaction to receive free Shares under the terms and conditions of this Regulation.

• Shares: means the ordinary shares of the Company (Stevanato Group S.p.A.). The Shares are subject to forfeiture until they are earned and vested.

• Stevanato Group: means Stevanato Group S.p.A. (or its Subsidiaries or joint ventures, as the case may be).

• Subsidiaries: without distinction, each of the companies from time to time directly or indirectly controlled, pursuant to art. 2359 of the Italian Civil Code, by the Company, with which one or more Participants has an existing Relationship.

• Target Number of Shares: means, for each Vesting Period, the significance attributed in Articles 6, 7 and 8 of this Regulation.

• Vesting Period: the plan is divided into three cycles ("rolling"), respectively January 2023 - December 2025 (the "2023-2025 Vesting Period"); January 2024 - December 2026 (the "2024-2026 Vesting Period"); January 2025 - December 2027 (the "2025-2027 Vesting Period"). The Award will be subject to the Presence Condition set forth in Article 8 of this Regulation and according to the Vesting Schedule.

• Vesting Schedule: means, for each Vesting Period, the timing for the Award of the Shares to each Participant after verification of the relevant vesting conditions. The granted Right to Receive Shares, for each Vesting Period, vest in three equal installments:

o I Installment-Vesting Schedule: the second quarter after the end of the first year of the Vesting Period;

o II Installment-Vesting Schedule: the second quarter after the end of the second year of the Vesting Period;

o III Installment-Vesting Schedule: the second quarter after the end of the last year of the Vesting Period.

• Voting Stock: means voting stock as defined in Article 14 of this Regulation.

3. Purpose of the Restricted Shares Plan

Given the market practice in terms of equity incentives, the Participants’ positioning in terms of long-term remuneration and the importance for the Company to conduct its talent management strategy with a long-term perspective, the Company has decided to introduce this Restricted Shares Plan addressed to a restricted number of top managers of Stevanato Group, which is aimed at:

• linking the remuneration of the Participants to shareholders’ long-term value creation;

• fostering the loyalty of the Participants, encouraging their retention, thus supporting the continuity and sustainability of Group’s success in the medium-long term;

• aligning recipients’ and shareholders’ interest, enabling engagement behaviors towards Company’s goals.

4. Content of the Regulation

This Regulation establishes the terms and conditions, and principles and rules governing the functioning of the Restricted Shares Plan.

The provisions of this Regulation are interrelated and inseparable. The characteristics of the Restricted Shares Plan are the same for all Participants.

The Restricted Shares Plan Regulation is approved by the Board of Directors for the Vesting Periods, unless the Board of Directors decides to approve a new Regulation the following years as a results of any changes of structural elements of the Plan.

5. Plan description

The Restricted Shares Plan forms part of Stevanato Group’s long-term remuneration policy wherein Restricted Shares represent, for the first Vesting Period, 50% of the same Participant’s grant target pay opportunity, while Performance Shares (regulated separately) represent 50% of the Participant’s grant target pay opportunity. For the second and third Vesting Period, the company will communicate to Participants within the Grant Letter the mix of Performance and Restricted Shares.

The Restricted Shares Plan establishes a free and non-transferable Right to Receive Shares under the terms and conditions defined in this Regulation.

In particular, the granting of the Award will be conditional to the achievement of certain conditions as set forth in Article 8 hereof.

The grant of the Right to Receive Shares is free. The Participants will therefore not be held to pay any consideration to the Company for the Grant.

6. Identification of Participants

The Board of Directors, based upon the proposal formulated by the Compensation Committee for C-Level roles and by the Chief Executive Officer of the Company for the other Beneficiaries, identifies the Participants for each Vesting Period and grants to each such Participant the Right to Receive Shares and determines the Target Number of Shares to which the Participant may be entitled.

Beneficiaries of the Performance Shares Plan, for each Vesting Period, must be in force on January 1st of the first year of the Vesting Period.

In case of promotions or hiring after January 1st, the Chief Executive Officer, within the rules defined in the Regulation and if the stocks provision approved by the Shareholders Meeting allows it, has the right to decide, should it be deemed appropriate, to make a Promotion Grant or Hiring Grant, in accordance with article 6.1.

The identification of the Participants and the determination of the Target Number of Shares are indisputable decisions of the Compensation Committee for C-Level roles and of the Chief Executive Officer of the Company for the other Beneficiaries, made in the continuing interests of the Company and taking into account, among other things, the relative roles of the Participant within the Group, the importance of the Participant’s contribution to the performance of the Company, his/her potential growth within the Company and any other factors considered useful or relevant in achieving the goals of creating value for the Company and its stakeholders, in line with Stevanato Group’s Compensation Policy.

The determination of the Target Number of Shares for each Participant also considers his / her respective annual gross remuneration established by contract or other documents that governs the Relationship.

Should a Participant change his/her position within the Company, the Board of Directors, based upon the proposal formulated by the Chief Executive Officer of the Company, may assess the need for any adjustment to the number of Shares granted to the Participant.

The Board of Directors may delegate to the Compensation Committee for C-Level roles and to the Chief Executive Officer of the Company for the other Beneficiaries the decisions to adjust the number of shares granted to the Participants, provided always that the maximum number of Shares available is not exceeded.

For the purposes and effects of the Plan, the Target number of Shares granted may differ between Participants; therefore, each Participant acknowledges the unquestionability of the respective Shares granted.

7. Settlement of the Right to receive Shares

The Company, for each Vesting Period, will send each Participant a Grant Letter that will indicate, among other things, the corresponding Target Number of Shares and contains an attachment with the Regulation.

The Grant Letter and the Regulation attached thereto, duly completed, signed and initialed by each Participant as a sign of the full and unconditional acceptance of the Restricted Shares Plan, should be delivered to the Company, on pain of forfeiture of the Right to Receive Shares, within 30 (thirty) days of the date of receipt of the Grant Letter by each Participant. The Company will send to the Participant an acknowledgement of receipt of the timely acceptance of the Grant by the Participant.

In the absence of such timely acceptance on the part of the Participant, the Grant Letter will cease to have effect and the Participant will no longer be entitled to acquire or be eligible for any Right to Receive Shares.

8. Presence Condition Requirement

The granting of Awards under this Restricted Shares Plan, for each Vesting Period, is subject to and dependent from the satisfaction of the following Presence Condition: Shares shall not vest unless, at the end of the Presence Period related to each installment, the Relationship between the Participant and the Company is still in existence, unless otherwise agreed by the Chief Executive Officer. In particular, the Presence Period is differentiated in coherence with the Vesting Schedule and coincides with the period between the Grant of Rights Date and each Installment-Vesting Schedule (I, II and III) described hereafter.

The Actual Number of Shares to be awarded to each Participant, for each Vesting Period and for each Installment, according to the terms and conditions established by the Regulation, will be determined by the Compensation Committee for C-Level roles and by the Chief Executive Officer of the Company for the other Beneficiaries based on the Target Number of Shares and the satisfaction of the Presence Condition by each Participant.

After the end of each Presence Period related to the different installments, the Board of Directors will record the total number of Shares awarded to the Participants in pursuance of this Restricted Shares Plan, according to the Vesting Schedule. In particular, the Award of the Shares to each Participant after verification of the relevant Presence Condition will follow the Vesting Schedule described hereafter:

• I Installment-Vesting Schedule: one-third of the Actual Number of Shares will be awarded the second quarter after the end of the first year of the Vesting Period;

• II Installment-Vesting Schedule: one-third of the Actual Number of Shares will be awarded the second quarter after the end of the second year of the Vesting Period;

• III Installment-Vesting Schedule: one-third of the Actual Number of Shares will be awarded the second quarter after the end of the last year of the Vesting Period.

It is understood that in any case the total number of Shares ultimately awarded to each Participant, for each Vesting Period and for each Installment, cannot exceed his / her Target Number of Shares.

The Right to Receive Shares will be assigned personally to each Participant and cannot be transferred by inter vivos transaction nor be subject to restrictions or be subject to any other act of disposition for any reason.

No right or benefit under this Regulation will be subject to transfer, anticipation, alienation, sale, assignment, pledge, encumbrance or charge, whether voluntary, involuntary, by operation of law or otherwise, and any attempt to transfer, anticipate, alienate, sell, assign, pledge, encumber or charge the same will be void. No right or benefit hereunder will in any manner be liable for or subject to any debts, contracts, liabilities or torts of the person entitled to such benefits.

9. Disposal and availability of the Shares

The Company will award the actual number of Shares to Participants determined based on the provisions of Articles 8, 13, 14, 15 and 16 and subject to the satisfaction of the relevant Presence Condition described in Article 8 of this Regulation.

10. Nature and characteristics of the Shares – Unique Nature of the Grant

The Shares that will be granted, for each Vesting Period, in accordance with the Restricted Shares Plan will have the same characteristics, rights and obligations that the outstanding ordinary shares on any established stock exchange or any established market in the US have on the day the Shares are issued.

The number of Shares, for each Vesting Period, will be determined using the average closing price of the Company’s ordinary shares as reported by the New York Stock Exchange during the 30-days before the Grant of Rights Date and the closing Exchange Rate EUR-USD of the same period.

The grant to the Participants of the Right to Receive Shares and, more generally, every benefit recognized by the Restricted Shares Plan, have a unique nature and therefore:

i. will not be able to constitute the supposition for the recognition of analogous and further benefits, under the Restricted Shares Plan or otherwise;

ii. will not entitle the Participants to participate in any other additional incentive scheme, regardless of how such scheme was established, or in any reward scheme of any kind, or any of the following Vesting Period of the Restricted Share Plan.

If the Presence Condition is satisfied for each Presence Period, the Compensation Committee for C-Level roles and the Chief Executive Officer of the Company for the other Beneficiaries will determine the Actual Number of Shares to which each Participant is entitled related to such installment, notifying them by sending the Participant the Award Letter. The Award Letter will further notify the Participant of the Award Date of Shares, being the date on which the Shares are released free of restrictions to such Participant.

11. Costs, expenses and delivery of the Shares

The Board of Directors may be assisted by a financial intermediary for the management of the Restricted Shares Plan, and who will operate on the basis of a specific mandate granted by the Company and who must comply with the provisions of this Regulation.

In case the Company is under the obligation to withhold tax and/or social charges on behalf of the Participant, the Company will proceed as described in Article 17 of this Regulation. Therefore the Shares due to the Participants may be granted net of withholding taxes and social charges, if any, owed by the Participant itself and for which the Company acts as withholding agent.

The Company will provide the Participants, sufficiently in advance, with detailed information on the tax, fiscal and administrative obligations connected to the delivery of the Shares.

The number of Shares vested in case the conditions under Article 8 are satisfied, will be free of any restrictions from the relevant Award Date of Shares onwards.

12. Management of the Plan

The Board of Directors is responsible for the management of the Restricted Shares Plan.

Only the Board of Directors may make any changes to this Regulation, which it sees fit or believes to be useful or necessary to better target the objective and focus of the Restricted Shares Plan.

Without prejudice to Articles 14 and 15, any change and additions will be made for the better pursuit of the aims of the Restricted Shares Plan, having regard for the interests of the Company and the Participants.

The operational management and implementation of the Plan will be entrusted to the Human Resources Department of the Company.

13. Leaver Provisions

Since the Right to Receive Shares is naturally and functionally linked to the continuous employment of the Participants, in the event of termination of the Relationship between the Participants and the Company, the provisions referred to in this Article will be applied in a more favorable sense for the Participants, unless otherwise determined by the Chief Executive Officer.

The provisions regarding the termination of the Relationship may differ in case the relevant Participant is a Good Leaver or a Bad Leaver under the Leaver Provisions of this Regulation.

Good Leaver means any hypothesis in which there is termination of the Relationship as a result of:

• death, total disability of the Participant;

• voluntary resignation of the Participant, due to retirement;

• the Participant requests to terminate his employment with Stevanato Group as a “Good Leaver” and such termination is authorized by the Board of Directors in its sole discretion, after obtaining the favorable opinion of the Compensation Committee, on the basis of the preliminary analysis of the proposal made by the Chief Executive Officer.

All cases not listed in the aforesaid Good Leaver list are to be understood as Bad Leaver cases. In the Bad Leaver cases is specifically included the termination of any service / management agreement between the Company and a Participant. The Chief Executive Officer, in his sole discretion, can determine that the relevant Participant is not a Bad Leaver.

“total disability” means, as determined in good faith by the Company, the permanent inability of the Participant, as a result of an accident or sickness, to perform such Participant’s occupation or employment for which the Participant is suited by reason of the Participant’s previous training, education and experience and which results in the termination of the Participant’s Relationship.

In the event of termination of the Relationship in a Good Leaver hypothesis – with the sole exception of the cases of termination for Death - during the Presence Period or before the Award Date of Shares, as regulated in Article 8, the Participant may retain part of the Right to Receive Shares related to the unvested Installments. The total number of Shares will be awarded on a pro-rata temporis basis taking into account the period from the starting date of each Presence Period to the date upon which the Participant's Relationship comes to an end during the Presence Period. The total number of vested Shares will be determined by the Board of Directors and in accordance with the provisions of Articles 8, 13 and 15.

In the event of termination of the Relationship for Death during the Presence Period or before the Award Date of Shares, as regulated in Article 8, the Participant’s heirs may retain the original overall Right to Receive Shares related to the unvested Installments. The total number of vested Shares will be determined by the Board of Directors and in accordance with the provisions of Articles 8, 13 and 15.

In the event of termination of the Relationship in a Bad Leaver hypothesis during the Vesting Period or before the Award Date of Shares, as regulated in Article 8, the Participant will definitively and entirely lose the Right to Receive Shares.

It is understood that in case of transfer of the Relationship to another Group Company and / or in case of termination of the Relationship and contextual establishment of a new Relationship within the Group the Participant will maintain, mutatis mutandis, all rights attributed to him / her by the Regulation.

14. Framework governing certain specific situations

Extraordinary transaction

In case of events not specifically governed by this Regulation, such as:

i. extraordinary transactions involving the Company’s share capital, including but not limited to the following: share capital reductions by writing off losses by cancelling Shares, share capital increases by the Company, free or against payment, offered as options to the shareholders or without option rights, possibly also through contributions in kind, conversions, reverse stock splits or stock splits that may affect the Shares and / or transactions for the purchase or sale of equity investments, companies or business segments or,

ii. mergers or spin-offs, purchases or sales of equity investments, companies or company branches or,

iii. amendments to legislation or regulations or other events that may affect the Right to Receive Shares, Shares of the Company, the Company or the Restricted Shares Plan,

the Board of Directors may make all the amendments and additions to Restricted Shares Plan and / or this Regulation considered necessary or appropriate to keep the substantial and economic contents of the Restricted Shares Plan unchanged, within the limits allowed by the applicable legislation in force at the time. This Regulation may be amended by the Board of Directors at any time, provided that, except for adjustments or amendments permitted or required by this Regulation, no such amendment, without the written consent of the Participant, will materially adversely affect the rights of the Participant granted hereunder.

Changes to the corporate structure

If during the Vesting Period a Change of Control should occur, the Board of Directors, at its sole discretion, will have the right to award the Participants in advance with the entire amount of unvested Shares granted with the Right to Receive Shares, or part of it, and to provide for the early termination of the Restricted Shares Plan with or without consideration.

The Shares may be awarded independently of the actual satisfaction of the Presence Condition described in Article 8.

“Change of Control” means the occurrence of one of the following events:

I. the acquisition by any person of ownership (i.e., beneficial ownership as defined in Rule 13d-3 promulgated under the Exchange Act, or otherwise), directly or indirectly, of more than 50% of the combined voting power of the then outstanding capital stock of the Company that by its terms may be voted on all matters submitted to shareholders of the Company generally (“Voting Stock”); provided, however, that the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company (excluding any acquisition resulting from the exercise of a conversion or exchange privilege in respect of outstanding convertible or exchangeable securities unless such outstanding convertible or exchangeable securities were acquired directly from the Company); (ii) any acquisition by the Company; (iii) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company; or (iv) any acquisition by any entity pursuant to a reorganization, merger or consolidation involving the Company, if, immediately after such reorganization, merger or consolidation, each of the conditions described in clauses (i) and (ii) of subsection (II) below shall be satisfied; and provided further that, for purposes of clause (ii) above, if (A) any Person (other than the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company) shall become the owner of more than 50% of the Voting Stock by reason of an acquisition of Voting Stock by the Company, and (B) such Person shall, after such acquisition by the Company, become the owner of any additional Shares of the Voting Stock and such ownership is publicly announced, then such additional ownership shall constitute a Change of Control; or

II. the consummation of a reorganization, merger or consolidation of the Company, or the sale, lease, exchange or other transfer of all or at least 50% of the total gross fair market value of all of the assets of the Company (with the total gross fair market value of the total assets of the Company and the assets of the Company being sold, leased, exchanged, or transferred each determined without regard to any liabilities associated with such assets), excluding, however, any such reorganization, merger, consolidation, sale, lease, exchange or other transfer with respect to which, immediately after consummation of such transaction: (i) all or substantially all of the owners of the Voting Stock of the Company outstanding immediately prior to such transaction continue to own, directly or indirectly (either by remaining outstanding or by being converted into voting securities of the entity resulting from such transaction), more than 50% of the combined voting power of the voting securities of the entity resulting from such transaction (including, without limitation, the Company or an entity which as a result of such transaction owns the Company or all or at least 50% of the total gross fair market value of all of the assets of the Company (as described in herein), directly or indirectly) (the “Resulting Entity”) outstanding immediately after such transaction, in substantially the same proportions relative to each other as their ownership immediately prior to such transaction; and (ii) no Person (other than any Person that owned, immediately prior to such reorganization, merger, consolidation, sale or other disposition, directly or indirectly, Voting Stock representing more than 50% of the combined voting power of the Company’s then outstanding Voting Stock) owns, directly or indirectly, more than 50% of the combined voting power of the then outstanding capital stock of the Resulting Entity; or

III. upon the approval of a plan of complete delisting, liquidation or dissolution of the Company.

15. Claw back provision

The Awards are subject to the claw back provision, in compliance with the principles outlined in this Regulation.

Therefore, in order to reflect the performance levels and risks actually assumed, as well as to take into account individual behavior, the Company defines the application of ex post correction mechanisms (claw back), developed in line with the provisions of national reference collective agreements, where applicable, or any individual contracts / mandates.

The Board of Directors may, in its sole discretion and without prejudice to the reimbursement of the amount already paid by the Participant when selling vested Shares to use the proceeds to cover tax liabilities, determine that circumstances existed during the three years following the Award Date of Shares (the "Covered Period") that, if known at the time of the payment or delivery in respect of any Shares under this Regulation, would have constituted grounds for application of this claw back clause.

The Board of Directors may also, in its sole discretion, determine that during the Covered Period the Participant engaged in conduct that is in bad faith or that the Participant failed to perform his / her job duties diligently and professionally, which in either case has been materially injurious to the Company (financially, in terms of reputation or otherwise).

In particular, if in the Covered Period it should be proven that during the Presence Period the Participant adopted a behavior contrary to law and / or Company regulations (violation of the organization, management and control model and code of ethics or internal procedures of the Company), the Participant will be required to return to the Company the same Share amount received on the Award Date of Shares related to each installment after reduction for applicable withholding taxes, if any.

16. Miscellaneous

a. Headings. The headings in this Regulation are inserted for convenience only and will have no significance in the interpretation of this Regulation.

b. Repatriation. If the Participant is resident or employed outside of Italy, the Participant agrees, as a condition of the grant of the Shares, to repatriate all payments attributable to the Shares (including, but not limited to, any proceeds derived from the sale of the Shares acquired pursuant to the Award) if required by and in accordance with local foreign exchange rules and regulations in the Participant’s country of residence (and country of employment, if different). In addition, the Participant also agrees to take any and all actions, and consents to any and all actions taken by the Company, as may be required to allow the Company to comply with local laws, rules and regulations in the Participant’s country of residence (and country of employment, if different). Finally, the Participant agrees to take any and all actions as may be required to comply with the Participant’s personal legal and tax obligations under local laws, rules and regulations in the Participant’s country of residence (and country of employment, if different).

c. Cash grant: in case some Beneficiaries reside in countries that do not allow to grant incentive scheme in the form of shares, the plan will consist, mutatis mutandis, in the grant of the right to receive a cash incentive on the basis of the mechanisms established in the regulations.No right to future grants. The Grant is voluntary and does not create any contractual or other right to receive future grants of Shares, or benefits in lieu of Shares, even if Shares have been granted repeatedly in the past. All decisions with respect to future grants, if any, will be at the sole discretion of the Compensation Committee for C-Level roles and the Chief Executive Officer the other Beneficiaries. The Shares are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments. The future value of the underlying Shares is unknown and cannot be predicted with certainty. The Company will not be liable for any foreign exchange rate fluctuation, where applicable, between the Participant’s local currency and either USD or EUR that may affect the value of the Shares or any amounts due to the Participant pursuant to the settlement or the subsequent sale of Shares acquired upon settlement. No claim or entitlement to compensation or damages arises from forfeiture or termination of the Shares or diminution in value of the underlying Shares. The Participant’s participation in the Restricted Shares Plan is voluntary. Any amendment, modification, or termination of the Restricted Shares Plan will not constitute a change or impairment of the terms and conditions of the Participant’s employment with the Company.

d. Data privacy. The Participant acknowledges that certain personal data provided by the Participant is collected, held, processed by and exchanged by the Company to its Subsidiaries and / or joint ventures (and vice versa) for purposes of execution and operation of the Restricted Shares Plan and in order to comply with legal obligations to which the Company and / or any of these entities may be subject. The personal data may also be shared with third party service providers rending services (in the role as data processors, co-controllers or autonomous data controllers, as the case may be) to any of the Company and / or its Subsidiaries and / or joint ventures for purposes of the operation of the Plan or compliance with applicable laws. For more information, the Participant may contact the Participant’s local Human Resources representative.

e. Severability. The invalidity or unenforceability of any provision of the Restricted Shares Plan / this Regulation will not affect the validity or enforceability of any other provision of the Restricted Shares Plan / this Regulation, and if any provision of this Regulation is held to be invalid or unenforceable in any respect under any applicable law or rule in any jurisdiction, this Regulation will be reformed, construed and enforced in such jurisdiction as if such invalid or unenforceable provision had never been contained herein.

f. English language. The Participant acknowledges and agrees that it is the Participant’s express intent that this Regulation, the Restricted Shares Plan and all other documents, notices and legal proceedings entered into, given or instituted pursuant to the Restricted Shares Plan be drawn up in English. If the Participant receives this Regulation, the Restricted Shares Plan or any other documents related to the Plan translated into a language other than English, and if the meaning of the translated version is different than the English version, the English version will control and prevail.

g. Acceptance. The Participant hereby acknowledges receipt of a copy of this Regulation. The Participant has read and understands the terms and provisions thereof, and accepts the Shares subject to all of the terms and conditions of this Regulation. The Participant acknowledges that there may be tax consequences upon the vesting or settlement or disposition of the Shares and that the Participant has been advised to consult a tax advisor prior to such vesting, settlement or disposition.

17. Tax treatment

The tax and social security charges resulting from the assignment of the Right to Receive Shares are borne by the Participants and by the Company in compliance with their respective obligations based on pro tempore existing legislation. Each Participant, throughout the life of the Restricted Shares Plan, is personally responsible for obtaining information relating to the tax and social security treatment of the Shares that he or she is granted and should obtain and rely upon his or her own independent financial and tax advice.

Each Participant is liable for the payment of any social charges, income tax and any other taxes and/or charges he or she owes. He or she is entirely responsible for the consequences that could result from (i) the failure to file a declaration for which he or she is fully responsible, or (ii) filing an incomplete declaration with the tax authorities in the country in which he or she is a resident for tax purposes, or in any other country in which he or she may have tax obligations (especially in the case of mobility or resulting from the Participant’s citizenship).

If as a result of an Award of Shares or ensuing vesting or sale of Shares, the Company is required to act as withholding agent and pay or withhold taxes, social charges, or any other type of dues on behalf of the Participant, the Company will give to the Participant the possibility to pay his or her dues within a specific timeframe, either directly or through the sale of the required number of Shares simultaneously with or shortly following their release in order to use the proceeds to cover tax liabilities ("sell to cover"), to the extent that such sell to cover complies with applicable laws and Company regulations, including without limitation any insider trading laws or regulations; if he or she declines or fails to make such payment or fails to respond, the Company reserves the right to carry out a sale of a sufficient number of Shares to cover the payment of the sums owed with the proceeds derived from this sale to be paid directly to the Company.

If the Participant is subject to taxation in more than one jurisdiction, the Participant acknowledges that the Company may be required to withhold or account for tax-related items deriving from more than one jurisdiction. All other tax-related items related to the Shares delivered in payment thereof are the Participant’s sole responsibility.

18. Applicable law and court jurisdiction

The Restricted Shares Plan and this Regulation are governed by and should be interpreted in accordance with Italian law.

Any dispute relating to the Restricted Shares Plan and this Regulation or any other documents inherently connected to the Restricted Shares Plan, including those relating to their validity, interpretation, execution and resolution will be resolved in first instants by the courts in Padua, Italy.

19. Confidentiality

The Participants agree not to divulge to third parties the contents of the Restricted Shares Plan, the Regulation and the related attachments or any information regarding the acts and the documents herein envisaged or executed in connection therewith and to keep confidential any and all information relation to the Restricted Shares Plan and the aforementioned documents, except news or information relating to the Restricted Shares Plan, the Regulation and the related attachments or the acts and the documents herein envisaged or executed in connection therewith, except insofar as disclosure of the Plan or any information related thereto is required under the applicable laws.

20. Notifications

Any notification requested or granted pursuant to the provisions of the Regulation must be made in writing and will be considered valid and effective if given to the other party by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof), provided that it is addressed as follows:

• if to the Company, to:

o Stevanato Group S.p.A.
Via Molinella, 17
35017 Piombino Dese, Padua
Attention to: Personnel Administration.

o If by e-mail: human.resources.sg@stevanatogroup.com

• if to the Participant, to the address indicated in the Grant Letter,

or at the different address or e-mail that the Company or the Participants may mutually communicate after the Grant of Rights Date in accordance with the provisions of this same Article 20.

It is understood that at the aforementioned addresses, or at the different addresses that may be communicated in the future, the Company and the Participants also elect their domicile for any purpose relating to this Regulation, including that of any judicial notifications.